FreeSeas Announces Results of Annual Meeting of Shareholders and

Appointment of new Chief Financial Officer

Athens, Greece, November 18, 2013 -- FreeSeas Inc. (Nasdaq: FREE) (“FreeSeas” or the “Company”) , a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today that at the annual meeting of the Company’s shareholders held on November 14, 2013, the shareholders (i) elected Mr. Keith Bloomfield and Mr. Dimitrios Panagiotopoulos as members of the Company’s Board of Directors to serve until the 2016 Annual Meeting of Shareholders, (ii) ratified the appointment of RBSM LLP as the Company’s independent registered public accounting firm as auditors for the year ending December 31, 2013 and (iii) granted discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for-5 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-10, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting.

The Company also announced today that Mr. Dimitris D. Papadopoulos was appointed as Chief Financial Officer of the Company in replacement of Mr. Alexandros Mylonas who resigned.

Mr. Ion G. Varouxakis, Chairman, President and CEO, commented: "I would like to thank Alexandros Mylonas for his invaluable contribution to the Company during challenging times and wish him success in his new endeavors. Now is the time to welcome Dimitris D. Papadopoulos, who is particularly well acquainted with the Company, having served as its Chief Financial Officer in 2007 during the initial stage of growth the Company. We believe him to be well suited to our team as we grow out of the present shipping cycle.”

Dimitris Papadopoulos started his career in Citigroup, New York, European division, moving to Citigroup Athens as General Manager of Corporate Finance. He then joined Archirodon Group Inc. serving as financial and administration Vice President until 1991. During the same period, he also served as Chairman and Chief Executive Officer of the group’s US arm, Delphinance Development Corp. Since 1991 he served, among other positions, as Managing Director of Dorian Bank, executive Vice President at the Hellenic Investment Bank and President of Waterfront Developments S.A. Mr. Papadopoulos, as a Fullbright grantee, studied economics at Austin College, Texas and extended his graduate studies at the University of Delaware. In 1974, he received an executive business diploma from Cornell University, Ithaca, N.Y.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the Nasdaq Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''anticipates,'' ''hopes,'' ''estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr